Exhibit 16.1

March 13, 2020

Securities and Exchange Commission Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for Evans Bancorp, Inc. and, under the date of March 12, 2020, we reported on the consolidated financial statements of Evans Bancorp, Inc. as of and for the years ended December 31, 2019 and 2018. On March 13, 2020, we declined to stand for reelection. We have read Evans Bancorp Inc.’s statements included under Item 4.01(a) of its Form 8-K dated March 13, 2020 and we agree with such statements. We are not in a position to agree or disagree with Evans Bancorp Inc.’s statements in Item 4.01(b) Engagement of New Independent Registered Public Accounting Firm.

Very truly yours,

/s/ KPMG LLP